ORTHOPEDIATRICS CORP. CLAWBACK POLICY
(adopted effective November 1, 2023)

1.Purpose and Scope. OrthoPediatrics Corp. (the “Company”) has adopted this clawback policy (the “Policy”) to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), as codified by Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules of The Nasdaq Stock Market (the “Nasdaq Rules”). The Compensation Committee of the Board of Directors of the Company (the “Board”) has therefore adopted this Policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws.

2.Administration. This Policy shall be administered by the Compensation Committee of the Board (if composed entirely of independent directors, or in the absence of such a committee, a committee comprised of at least a majority of the independent directors then serving on the Board) (the “Administrator”). Any determinations made by the Administrator shall be final and binding on all affected individuals.

3.Covered Executives. This Policy applies to the Company’s current and former executive officers, as determined by the Administrator in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, and such other persons who may from time to time be deemed subject to the Policy by the Administrator ("Covered Executives").

4.Recoupment; Accounting Restatement. In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), the Administrator will require reimbursement or forfeiture of any Excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement.

5.Incentive Compensation. For purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure, including, but not limited to, any of the following that meet such criteria:
•Annual bonuses and other short- and long-term cash incentives.
•Stock options.
•Stock appreciation rights.
•Restricted stock.
•Restricted stock units.
•Performance shares.
•Performance units.

“Financial reporting measures” are measures that are determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from the financial information, including, but not limited to:
•Company stock price;
•Total shareholder return;
•Revenues;
•Net income;
•Earnings before interest, taxes, depreciation, and amortization (EBITDA);
•Funds from operations;
•Liquidity measures such as working capital or operating cash flow;
•Return measures such as return on invested capital or return on assets; or
•Earnings measures such as earnings per share.

6.Excess Incentive Compensation: Amount Subject to Recovery. The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Administrator (“Excess Incentive Compensation”). If the Administrator cannot determine the amount of Excess Incentive Compensation received by the Covered Executive directly from the information in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement.

7.Method of Recoupment. The Administrator will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:
•requiring reimbursement of cash Incentive Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
•cancelling outstanding vested or unvested equity awards; and/or
•taking any other remedial and recovery action permitted by law, as determined by the Administrator.

8.No Indemnification. The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

9.Interpretation. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

10.Effective Date. This Policy shall be effective as of the date it is adopted by the Compensation Committee (the "Effective Date") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after October 2, 2023.

11.Amendment; Termination. The Administrator may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with the Nasdaq Rules. The Board or Administrator may terminate this Policy at any time so long as such termination would (after taking into account any actions taken by the Company contemporaneously with such termination) cause the Company to violate any federal securities laws, SEC rule or the Nasdaq Rules.

12.Other Recoupment Rights. The Administrator intends that this Policy will be applied to the fullest extent of the law. The Administrator may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. To the extent that the Covered Executive has already reimbursed the Company for any Excess Incentive Compensation under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the recovery hereunder.

13.Impracticability. The Administrator shall recover any Excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Administrator in accordance with Rule 10D-1 of the Exchange Act and the Nasdaq Rules.

14.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.